Exhibit 99.1

First High-School Education Group Sets Record Date for Dissemination of Transaction Statement
and Plan of Merger for Going Private Transaction

BEIJING, CHINA / ACCESSWIRE / February 20, 2025 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced that it has set January 28, 2025 as the record date for the dissemination of Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) and the plan of merger (the “Plan of Merger”) in connection with a previously announced going private transaction contemplated under an Agreement and Plan of Merger (the “Merger Agreement”) the Company entered into with One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, on November 22, 2024.

Holders of record of ordinary shares of the Company as of the close of business on January 28, 2025 (Hong Kong time) will each receive a copy of the Schedule 13E-3 and a copy of the Plan of Merger. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on January 28, 2025 (New York time) will each receive a copy of the Schedule 13E-3. The Schedule 13E-3 and the Merger Agreement are available on the Company’s website at https://ir.diyi.top/ as well as on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov/. The Plan of Merger is substantially in the form attached as Exhibit A to the Merger Agreement.

The merger is currently expected to close in March 2025 and is subject to the terms and conditions set forth in the Merger Agreement. If completed, the merger will result in the Company becoming a privately held company, and its ADSs will no longer be quoted on the OTC Market, and the Company’s ADS program will be terminated.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)